UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*
Calithera Biosciences, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
13089P101

(CUSIP Number)

Takeda Pharmaceutical Company Limited 1-1, Nihonbashi-Honcho 2-Chome Chuo-Ku , Tokyo, 103-8668, Japan Attn: Yoshihiro Nakagawa Tel: +81-3-3278-2111	Polsinelli PC 150 N. Riverside Plaza, Suite 3000 Chicago, IL 60606 Attn: Donald Figliulo Tel: +1-312-463-6311

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 18, 2021

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 13089P101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,817,484 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,817,484 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,817,484 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Takeda Pharmaceutical Company Limited’s beneficial ownership of the Calithera Biosciences, Inc.’s (the “Issuer”) common stock (the “Common Stock”) consists of 14,817,484 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Issuer’s Series A preferred stock held directly by Millennium Pharmaceuticals, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on 112,053,658 shares of Common Stock outstanding as of April 4, 2022, including the 14,817,484 shares of Common Stock issuable upon conversion of the Issuer’s Series A preferred stock, as reported on the Schedule 14A filed by the Issuer on April 20, 2022.

CUSIP No: 13089P101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Millennium Pharmaceuticals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,817,484 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,817,484 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,817,484 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Consists of 14,817,484 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Issuer’s Series A preferred stock.

(2) Based on 112,053,658 shares of Common Stock outstanding as of April 4, 2022, including the 14,817,484 shares of Common Stock issuable upon conversion of the Issuer’s Series A preferred stock, as reported on the Schedule 14A filed by the Issuer on April 20, 2022.

CUSIP No: 13089P101	Page 4 of 9 Pages

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Calithera Biosciences, Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 343 Oyster Point Boulevard, Suite 200, South San Francisco, CA 94080.
Item 2. Identity and Background.
This Schedule 13D is being jointly filed on behalf of: (i) Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”) and (ii) Millennium Pharmaceuticals, Inc., a Delaware limited liability company (“Millennium”) (each a “Reporting Person” and collectively, the “Reporting Persons”).
Takeda is the indirect parent company of Millennium. Millennium is a wholly-owned direct subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited. Because of the relationship of Millennium to Takeda, each Reporting Person may be deemed to beneficially own the shares of Common Stock described herein. A Joint Filing Agreement among the Reporting Persons is attached as an exhibit to this Schedule 13D.
The principal business address of Takeda is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-Ku, Tokyo, 103-8668, Japan. The principal address of Millennium is 40 Landsdowne Street, Cambridge, Massachusetts 02139.
Takeda’s principal business is operating as a global research and development-based company focusing on pharmaceuticals. Millennium is principally engaged in the business of conducting research, development and commercial functions of Takeda.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule I hereto.
During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.
In accordance with a certain Asset Purchase Agreement between the Issuer and Millennium dated as of October 18, 2021 (the “APA”), Millennium and the Issuer entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer issued to Millennium 1,000,000 shares of the Issuer’s Series A convertible preferred stock (the “Preferred Stock”) as part of the purchase price paid by the Issuer to acquire or license from Millennium certain technology, intellectual property and other assets.
Item 4. Purpose of Transaction.
The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.
October 18, 2021, in accordance with the APA, Millennium and the Issuer entered into the Purchase Agreement, pursuant to which the Issuer issued to Millennium 1,000,000 shares of Preferred Stock, at a valuation of $2.04 per equivalent one share of Common Stock for an aggregate deemed issue price of $35.0 million. At the option of Millennium, the Preferred Stock is convertible into shares of Common Stock, up to 19.99% of the outstanding shares of Common Stock. Millennium may not convert its Preferred Stock into 20% or more of the outstanding shares of Common Stock as of the effective date of the APA without the prior approval of the Issuer’s stockholders and, even in the event of such prior approval by the Issuer’s stockholders, Millennium may still not be entitled to convert all or part of its Preferred Stock if, as a result of such conversion, Millennium would own 20% or more of the outstanding shares of Common Stock as of the date of such conversion pursuant to the “Accounting Cap” (as defined in the Certificate of Designations for such Preferred Stock), in which case on each yearly anniversary thereafter, any shares of Series A Preferred Stock that remain outstanding shall automatically be

CUSIP No: 13089P101	Page 5 of 7 Pages

converted into common stock at the applicable conversion ratio, in each case subject to the Accounting Cap, until such point in time as all shares of Series A preferred stock have been converted.
The conversion price of Millennium’s Preferred Stock is subject to price-based anti-dilution adjustments, which adjustments vary depending on the circumstances of the conversion and which, if triggered, would result in additional shares of Common Stock being issued upon conversion of the Preferred Stock. For example, in the event of a mandatory conversion 18 months after the date of issuance, if the volume weighted percentage price of the Common Stock for the 30 trading days prior to such 18-month anniversary of the date of issuance is lower than $2.04 per share, then the conversion price of the Preferred Stock would be reduced to such lower price. Certain anti-dilution adjustments would also apply in the event of a mandatory conversion upon a Qualified Financing (as defined in the Certificate of Designations), depending on the specific circumstances thereof. In addition, in the event of a voluntary conversion by Millennium, if the Issuer sells or grants any Common Stock or any of its securities that would entitle the holder thereof to acquire Common Stock at an effective price per share that is lower than the applicable conversion price of the Preferred Stock, then the conversion price of the Preferred Stock would be reduced to such lower price on a volume-weighted average basis.
Pursuant to the Certificate of Designations, while the Series A Preferred Stock remain outstanding, Millennium’s consent is required before the Issuer may undertake certain actions that would adversely affect Millennium’s powers, preferences or rights under the Series A Preferred Stock. In addition, under the Purchase Agreement, Millennium also has certain rights to participate in future stock issuances, to request the registration of the Common Stock upon conversion of the Preferred Stock and to attend meetings of the Issuer’s board of directors in a non-voting observer capacity. Millennium has also agreed to certain “standstill” provisions for a period of three years, limiting the ability of Millennium and its affiliates to encourage, cause or seek to cause a merger, recapitalization, restructuring, liquidation, dissolution or other extraordinary transactions involving the Issuer, or to seek to control or influence the management, Board or policies of the Company.
Millennium acquired the securities described in this Schedule 13D in connection with the APA and the Purchase Agreement. Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and monetary and stock market conditions, including the market price of the securities of the Issuer.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer.
(a)See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons.
(b)See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)No transactions in Common Stock were effected by the Reporting Persons during the 60 days prior to the date hereof.
(d)     To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.
(e)    Not applicable.

CUSIP No: 13089P101	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the APA and the Purchase Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.
Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Identification of the subsidiary which acquired the security being reported on by the parent holding company.
2	Joint Filing Agreement
3
Asset Purchase Agreement, dated as of October 18, 2021, by and between Calithera Biosciences, Inc. and Millennium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2021).

4
Preferred Stock Purchase Agreement, dated as of October 18, 2021, by and between Calithera Biosciences, Inc. and Millennium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2021).

CUSIP No: 13089P101	Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 21, 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Corporate Officer, Global General Counsel

MILLENNIUM PHARMACEUTICALS, INC.

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Attorney-in-fact

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Takeda Pharmaceutical Company Limited

    The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceutical Company Limited (“Takeda”) are set forth below. If no address is given, the business address is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-Ku, Tokyo, 103-8668, Japan.

Director	Principal Occupation	Citizenship
Christophe Weber	Representative Director, President and Chief Executive Officer of Takeda	France
Masato Iwasaki, Ph.D.	Representative Director, Japan General Affairs at Takeda	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development of Takeda	US
Costa Saroukos	Chief Financial Officer of Takeda	Australia
Masahiro Sakane	Advisor of Komatsu Ltd.	Japan
Olivier Bohuon	Former Director and Chairman at LEO Pharma A/S	France
Jean-Luc Butel	Global Healthcare Advisor, President of K8 Global Pte. Ltd	Singapore
Ian Clark	Former CEO and Director of Genentech Inc.	US
Yoshiaki Fujimori	Senior Executive Advisor of CVC Japan	Japan
Steven Gillis	Managing Director at ARCH Venture Partners	US
Shiro Kuniya	Managing Partner of Oh-Ebashi LPC & Partners	Japan
Toshiyuki Shiga	Chairman and CEO of INCJ, Ltd.	Japan
Koji Hatsukawa	Former CEO of PricewaterhouseCoopers Arata	Japan
Emiko Higashi	Managing Director of Tomon Partners, LLC	Japan
Michel Orsinger	Former Member of Global Management Team of Johnson & Johnson	Switzerland
Masami Iijima	Counselor of Mitsui & Co., Ltd	Japan

Executive Officer	Title - Principal Occupation	Citizenship
Christophe Weber	President and Chief Executive Officer	France
Masato Iwasaki, Ph.D.	Director, Japan General Affairs	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development	US
Costa Saroukos	Chief Financial Officer	Australia
Gabriele Ricci	Chief Data & Technology Officer	Italy
Giles Platford	President, Plasma-Derived Therapies Business Unit	UK
Gerald Greco	Global Quality Officer	US
Julie Kim	President, US Business Unit	US
Koki Sato	Corporate Strategy Officer & Chief of Staff	Japan
Lauren Duprey	Chief Human Resources Officer	US
Marcello Agosti	Global Business Development Officer	Italy
Milano Furuta	President, Japan Pharma Business Unit	Japan
Mwana Lugogo	Chief Ethics & Compliance Officer	Kenya
Ramona Sequeira	President, Global Portfolio Division	Canada

Takako Ohyabu	Chief Global Corporate Affairs & Sustainability Officer	Japan
Teresa Bitetti	President, Global Oncology Business Unit	US
Thomas Wozniewski	Global Manufacturing & Supply Officer	Germany
Yoshihiro Nakagawa	Global General Counsel	Japan

Millennium Pharmaceuticals, Inc.

    The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Millennium Pharmaceuticals, Inc. (“Millennium”) are set forth below. If no address is given, the business address is 40 Landsdowne Street, Cambridge, Massachusetts, 02139.

Director	Principal Occupation	Citizenship
Teresa Bitetti	President, Global Oncology Business Unit	US
Fabien Dubois	Chief Financial Officer, USBU	France

Executive Officer	Title - Principal Occupation	Citizenship
Teresa Bitetti	President	US
Fabien Dubois	Treasurer	France
Jason Baranski	Secretary	US
Paul Sundberg	Assistant Secretary	US
Krista Fiedler	Assistant Treasurer	US